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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                           NPS PHARMACEUTICALS, INC.
________________________________________________________________________________
                               (Name of Issuer)


                         Common Stock, $.001 par value
________________________________________________________________________________
                         (Title of Class of Securities)


                                   62936P103
        _______________________________________________________________
                                (CUSIP Number)

Steven M. Odre, Esq.                  with a copy to:
Senior Vice President,                Gary Olsen, Esq.
General Counsel and Secretary         Latham & Watkins
Amgen Inc.                            633 West Fifth Street
One Amgen Center Drive                Suite 4000
Thousand Oaks, CA 91320-1789          Los Angeles, California 90071-2007
(805) 447-1000                        (213) 485-1234
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 13, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-7(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO. 62936P103                                       PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      AMGEN INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4
      N/A
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,000,000 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,000,000 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,000,000 shares

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
      [_]  N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.99%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      CO
------------------------------------------------------------------------------

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     This Amendment No. 1 to Schedule 13D is being filed by Amgen Inc., a
Delaware corporation (the "Reporting Person"), to amend the Schedule 13D filed on December 22, 1998, relating to shares of Common Stock of $0.001 par value ("Common Stock"), of NPS Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). The Reporting Person has fallen below the five percent threshold of ownership of the Issuer's Common Stock for reporting under Section 13(d) of the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the meaning assigned to them in the Schedule 13D.

                                       3
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Item 5.  Interest in Securities of the Issuer
------

(a) As of the date of this Schedule 13D, Amgen beneficially owns 1,000,000 shares of the Issuer's Common Stock (the "Shares") which is approximately 3.99% of the outstanding shares of the Issuer's Common Stock as identified in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

(b) Amgen has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the Shares.

(c) There were no other transactions in the Common Stock of the Issuer that were effected during the past sixty days by Amgen.

(d) To the best knowledge of Amgen, no person other than Amgen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

(e)  NA

                                       4
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 13, 2000

                                    AMGEN INC.



                                    BY: /s/ Kathryn E. Falberg
                                        ----------------------------------
                                        Kathryn E. Falberg
                                        Senior Vice President, Finance
                                        and Corporate Development,
                                        and Chief Financial Officer